SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUSADER SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 HAMPTON ROAD, STE 7
(No. and Street)

SOUTHAMPTON (City) NY (State) 11968-4940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT L. VINING, CPA
(Name – *if individual, state last, first, middle name*)

400 PERIMETER CENTER TERRACE NORTH (Address) ATLANTA (City) GA (State) 30346 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian A West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crusader Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Lori E. Kuss
Notary Public, State of NY
No. 01KU6101705
Qualified in Suffolk County
Commission Expires November 17, 2007

Signature

Managing Director

Title

County of Suffolk
State of New York
Sworn before me
this 24th day of April, 2007

L Kuss

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUSADER SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2006

CRUSADER SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS

SCOTT VINING
CERTIFIED PUBLIC ACCOUNTANT
400 Perimeter Center Terrace N
Atlanta, Georgia 30346
TEL: 904-333-0254 FAX: 770-392-4284

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC
67 HAMPTON ROAD, SUITE 7
SOUTHAMPTON, NY 11968

We have audited the accompanying statement of financial condition of Crusader Securities, LLC as of December 31, 2006, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crusader Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule(s) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott Vining CPA

Scott Vining, CPA
Atlanta, GA
April 13, 2007

CRUSADER SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(Dollars in thousands)

		2006
ASSETS:		
Cash and cash equivalents	$	17
Receivables from customer, net of allowance for doubtful accounts of $380		10
Marketable equity securities owned, at market value		1,774
Office property and equipment, net of accumulated depreciation of $36		52
Other assets		3
Total assets	$	1,856
LIABILITIES AND MEMBER'S EQUITY:		
Liabilities:		
Accounts payable	$	30
Accrued expenses		2
Related party debt		41
Total liabilities		73
Commitments and contingencies (see Note 7)		
Member's equity		1,783
Total liabilities and member's equity	$	1,856

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

	2006
Revenue:	
Investment banking fees	$ 3,011
Consulting fees	20
Gain on sale of securities	11
Unrealized loss on equity securities	(196)
Management fees charged to affiliates	3
Total revenues	2,849
Expenses:	
Commission to third party	450
Compensation and benefits	347
General and administrative expenses	161
Bad debt expense	380
Occupancy and related	55
Communication expenses	17
Depreciation expense	17
Interest expense	10
Management fees charged by affiliates	34
Total expenses	1,471
Net income	$ 1,378

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

Balance – beginning of the year	$ 234
Prior period adjustments (See Note 6)	81
Restated – beginning of the year	315
Net income for period	1,378
Capital contributed	90
Balance December 31, 2006	$ 1,783

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

N

O

N

E

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,378
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	17
Gain on sale of securities	(11)
Unrealized loss on securities	196
Allowance for doubtful accounts	380
Changes in assets and liabilities:	
Increase (decrease) in:	
Receivable from customers	(210)
Accounts payable and accrued expenses	9
Cash provided by operating activities	1,759
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1)
Proceeds from sales of marketable securities	17
Loans to related parties	(1,800)
Cash used by investing activities	(1,784)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions by member	90
Proceeds from the issuance of notes payable	603
Principal payments under notes payable	(687)
Cash provided by financing activities	6
Net decrease in cash and cash equivalents	(19)
Cash and cash equivalents, beginning of period	36
Cash and cash equivalents, end of period	$ 17
Supplemental Cash Flow Data:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Crusader Securities, LLC. (the "Company") is a New York State limited liability company licensed to conduct business as a limited broker/dealer in mutual funds, limited partnerships and variable annuities. The Company operates pursuant to exemption k(i) of Rule 5c3-3. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is a wholly owned subsidiary of Crusader Financial Group, Inc.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. Cash and cash equivalents include cash on hand and funds held in checking, money market, and savings accounts.

RECEIVABLES FROM CUSTOMERS - Receivables from customers consist of fees due on consulting and advisory assignments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – The Company evaluates the collectibility of receivables from customers based on numerous factors, including past transaction history with customers and their creditworthiness. This estimate is periodically adjusted when the Company becomes aware of specific customers' inability to meet their financial obligations (e.g., bankruptcy filing or other evidence of liquidity problems).

MARKETABLE SECURITIES OWNED, AT MARKET VALUE - Marketable securities owned are comprised of the equity securities held in the Company's account for trading. The securities are recorded at market value with unrealized gains and losses reflected in the current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

OFFICE PROPERTY AND EQUIPMENT, NET - Office property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	Three to five years
Furniture and fixtures	Five to seven years
Automobiles	Five years

DERIVATIVES - The Company does not purchase, sell, or utilize off-balance sheet derivative financial instruments or derivative commodity instruments.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - (continued)

INCOME TAXES – The Company is a limited liability company, and therefore, is not subject to federal, state and city income taxes.

REVENUE RECOGNITION – The Company's revenues consist primarily of contingency fees received from clients for capital placement as well as merger and acquisition advisory engagements. The Company also performs other consulting services for its clients under engagement letters calling for the payment of up-front fees. The Company recognizes revenue from these up-front fees in accordance with EITF 00-21. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

ADVERTISING - The Company's advertising costs are expensed as incurred.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments, other than trading securities, consist primarily of cash, receivables from customers, deposits, notes payable, and accounts payable. These amounts approximate their fair value due to their short-term nature.

FINANCIAL REPORTING - COMPREHENSIVE INCOME - Generally accepted accounting principles require an entity to report its change in equity during the period from transactions and events other than those resulting from investments by and distributions to owners. All items that are recognized as comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have material amounts of comprehensive income other than those already shown in the Statements of Operations; therefore, separate statements of comprehensive income are not included with these financial statements.

RECENT ACCOUNTING DEVELOPMENTS – In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, ''Accounting for Uncertainty in Income Taxes'' ('' FIN 48''), an interpretation of FASB Statement of Financial Accounting Standards No. 109 ''Accounting for Income Taxes''(''SFAS 109''). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure,

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - (continued)

and transition. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. Since the Company is organized as a limited liability company and is, therefore, not subject to income taxes. The Company is currently evaluating the effect of FIN 48 on the Company's financial statements, if any.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities", effective for the Company beginning on January 1, 2008. This statement provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently evaluating the impact of this guidance on its financial statements.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company receives money from and advances money to its parent and other subsidiaries of its parent to fund the working capital requirements. Theses advances are non-interest bearing and have no fixed repayment date. In addition, the Company charges management fees to its parent for costs incurred by the Company and is charged management fees from its parent and other subsidiaries of its parent for costs incurred by those related parties. During the twelve months ended December 31, 2006, the Company recorded revenues of $3for management fees charged to related parties and recorded expenses of $34 for management fees charged by related parties to the Company.

NOTE 4. MARKETABLE SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned include securities with an aggregate cost of $1,969, net of an unrealized losses of $196. The Company received 1,800,000 shares of common stock from a client for fees earned. The securities received were valued at the with a cost of $1,800 and a market value of $1,350 at December 31, 2006 were received from a customer for fees earned. The Company recorded an unrealized loss of $450 related to these marketable securities in the accompanying statement of operations.

The Company received marketable securities with a cost of $175 as repayment of amounts due from its parent. During the twelve months ended December 31, 2006, the Company sold $17 of these marketable securities and recorded gains on sales of $11 related to these marketable.

NOTE 4. MARKETABLE SECURITIES OWNED, AT MARKET VALUE - (continued)

The Company recorded an unrealized gain of $254 related to these marketable securities in the accompanying statement of operations.

NOTE 5. OFFICE PROPERTY AND EQUIPMENT

Office property and equipment as of December 31, 2006:

		2006
Furniture, fixtures and leasehold Improvements	$	25
Office equipment		63
		88
Accumulated depreciation		(36)
	$	52

Depreciation expense for the twelve months ended December 31, 2006 was $17.

NOTE 6. PRIOR PERIOD ADJUSTMENTS

The balance of member's equity at the beginning of 2006 has been restated from the balance previously reported to reflect adjustments of $69 for an overstatement of depreciation expense in prior periods and $12 for a correction in automobile expenses previously recorded. The aggregate effect of the correction of both errors results in an increase in the net book value of the Company's office property and equipment of $69, an increase in the amounts due from related parties of $12, and an increase in member's equity of $81.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Stock Pledge Agreement – The Company is subject to a stock pledge agreement with Laurus Master Fund, Ltd. ("Laurus"). Pursuant to this agreement, the Company pledged its marketable security portfolio as an inducement for Laurus to purchase certain securities of the Company's parent. The agreement calls for the Company to notify Laurus in the event of sales of its marketable securities and allows for sales of the Company's marketable securities provided that an event of default as defined in therein has not occurred. At December 31, 2006, there were no events of default under the Company's agreement with Laurus.

Guarantee Agreement – The Company is subject to a subsidiary guarantee agreement with Laurus. Pursuant to this agreement, the Company, as well as each subsidiary of Company's parent, jointly and severally guarantees the obligations of the Company's parent to Laurus. At December 31, 2006, the Company is not aware of any defaults under any agreements between Laurus, the Company, the Company's parent or other subsidiaries of the Company's parent.

NOTE 7. COMMITMENTS AND CONTINGENCIES – (continued)

Accounting For Contingencies – The Company accrues for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

Supervisory Regulation – The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company's net capital of $316 was $311 in excess of the required net capital of $5. The Company's aggregate indebtedness to net capital was 0.23 to 1.

Litigation - The Company is a party to routine pending or threatened legal proceedings and arbitrations. Based upon information presently available and in light of legal and other defenses available to the Company, management believes that any liability from any threatened or pending litigation will not have a material impact on the Company's financial statement.

CRUSADER SECURITIES, LLC
(Schedule 1)
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
(Dollars in thousands)

NET CAPITAL	
Member's equity	$ 1;783
Deductions:	
Non-allowable assets	1,403
Haircuts on securities	64
Net Capital	$ 316
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 32
Related party subordinated debt	41
Total aggregate indebtedness	$ 73
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 5
Excess net capital	$ 311
Ratio: Aggregate indebtedness to net capital	23.10%

RECONCILATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 290
Net audit adjustments	26
Net capital, as above	$ 316

SCOTT VINING
CERTIFIED PUBLIC ACCOUNTANT
400 Perimeter Center Terrace N
Atlanta, Georgia 30346
TEL: 904-333-0254 FAX: 770-392-4284

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC

In planning and performing our audit of the financial statements of Crusader Securities, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, managers, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott Vining CPA

Scott Vining, CPA
Atlanta, GA
April 13, 2006

END